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                              March 15, 2024

       Takumi Kitamura
       Chief Financial Officer
       Nomura Holdings, Inc.
       13-1, Nihonbashi 1-chome
       Chuo-ku, Tokyo 103-8645
       Japan

                                                        Re: Nomura Holdings,
Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-15270

       Dear Takumi Kitamura:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2023

       Consolidated Statements of Cash Flows, page F-13

   1. We note your disclosure that you have classified activities related to loans, net of allowance for credit
losses as part of operating cash flows in the Consolidated Statements of Cash Flows. Please
provide us with an accounting analysis supporting your conclusion that this activity is
properly classified within cash flows from operating activities rather than cash flows from
investing activities. Refer to ASC 230-10-45-12(e) and 13(a).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.
 Takumi Kitamura
Nomura Holdings, Inc.
March 15, 2024
Page 2


FirstName LastNameTakumi Kitamura    Sincerely,
Comapany NameNomura Holdings, Inc.
                                     Division of Corporation Finance
March 15, 2024 Page 2                Office of Finance
FirstName LastName